UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. hereby informs its shareholders and the market the approval, by the Central Bank of Brazil, on March 19, 2019, of the capital stock increase process in the amount of R$8,000,000,000.00, increasing it from R$67,100,000,000.00 to R$75,100,000,000.00, with 20% (twenty percent) bonus stock (2 new shares for each 10 shares of the same type held), as resolved in the Special Shareholders’ Meeting held on March 11, 2019, informing that:

1)    the shareholders registered in the Bank’s books on March 29, 2019 will be benefited. As of April 1, 2019, the shares will be traded ex-bonus;

2)    the bonus shares will be included in the shareholders’ position on April 3, 2019, and they will be available on April 4, 2019;

3)    monthly interest on shareholders’ equity will be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share which, net of withholding income tax of 15% (fifteen percent), correspond to, respectively,  R$0.014662352 and R$0.016128588. They will continue to be paid in conformity with the System for Payment of Dividends/Monthly Interest on Shareholders’ Equity. Withholding income tax does not apply to legal entities that are exempt from such taxation;

4)    considering the bonus shares, there will be an increase of 20% (twenty percent) over the amounts paid monthly referring to the interest on shareholders’ equity.

By appropriate, it also informs that:

•      the unit value of the bonus shares is R$5.952506650, pursuant to the provisions in Article 10 of Law No. 9,249, of December 26, 1995 (amended by Law No. 12,973, of May 13, 2014), and in Paragraph One of Article 58 of Brazilian Federal Revenue Service Normative Instruction No. 1,585, of August 31, 2015, which will be included in the “Statement of Book-Entry Shares for the 2020 Income Statement, referring to the 2019 Calendar Year”;

•      for the shareholders who want to transfer fractions of shares resulting from the bonus stock, it is established the period from April 4, 2019 to May 6, 2019, pursuant to the provisions of Paragraph Three of Article 169 of Law No. 6,404/76. After this period, eventual remaining fractions will be separated, grouped into whole numbers and sold at an Auction to be held on May 20, 2019 at B3 S.A. – Brasil, Bolsa, Balcão (B3), and the respective amounts will be made available to shareholders entitled thereto on May 31, 2019, as follows:

a)     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate; and

b)    to shareholders whose shares are deposited at B3, by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID, Identification Document and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled.

The shares composing the capital stock will have equal participation, as of March 29, 2019,  in the monthly interest on shareholders’ equity and eventually complementary ones  and/or dividends to be declared, as well as, fully, to any other advantages as of mentioned date.

Any clarification may be obtained at the Bradesco’s Network Branches or on the Investor Relations Website - banco.bradesco/ir - Notices.

Cidade de Deus, Osasco, SP, March 19, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer  and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 19, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.